

Mail Stop 3720

June 14, 2017

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

>   **Re: Vonage Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **File No. 001-32887**

Dear Mr. Pearson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Robert S. Littlepage, for
>
>   Carlos Pacho
>   Senior Assistant Chief Accountant
>   AD Office 11 – Telecommunications